Exhibit (k)(4)

NOVATION AND AMENDMENT TO
PLATFORM MANAGEMENT AGREEMENT

THIS NOVATION AND AMENDMENT (the “Novation”) made as of March 1, 2016 (the “Effective Date”), is by and among Registered Fund Solutions, LLC (“RFS”), UMB Fund Services, Inc. (“UMBFS”), and the Aetna Multi-Strategy 1099 Fund (the “Fund”), and amends that certain Platform Management Agreement between RFS and the Fund dated June 12, 2012, as amended (the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, pursuant to the Agreement, RFS performs certain platform management services for the Fund; and

WHEREAS, the parties desire to novate the Agreement to substitute UMBFS for RFS; and

WHEREAS, the parties hereto consent to such novation and;

WHEREAS, the parties desire to amend the Agreement as stated below.

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, RFS, UMBFS and the Fund, hereby agree as follows:

1.	Consent to Novation.

a. The parties hereto agree that as of the Effective Date, UMBFS will replace RFS as a party to the Agreement and thereby become the Platform Manager thereunder from and after the Effective Date. UMBFS will assume all rights and liabilities under the Agreement that relate to or arise out of any facts, circumstances or events that occur on or after the Effective Date and do not arise as a result of a breach by RFS of the Agreement prior to the Effective Date. The Fund hereby consents to the novation described above and releases RFS from any and all liability that may arise under or by reason of the Agreement on or after the Effective Date, other than as a result of breach by RFS of the Agreement before the Effective Date for which RFS shall remain liable. In no event will the Fund hold UMBFS liable for the actions or inactions of RFS.

b. As of the Effective Date, RFS novates all of its rights under the Agreement to UMBFS, and RFS will deliver to UMBFS all property, books, records and correspondence of the Fund to the extent related to the Agreement that are in the possession of RFS, whether in paper or electronic files. As of the Effective Date, UMBFS hereby accepts RFS’s novation of the Agreement and assumes RFS obligations thereunder.

c. All references in the Agreement to RFS are hereby replaced with “UMB Fund Services, Inc.” and “UMBFS”, as applicable, and UMBFS’ address for all purposes under the Agreement is 235 W. Galena St., Milwaukee, WI 53212.

d. The parties hereto each agree that it will execute and deliver such instruments, documents, agreements, consents and assurances and will take such other action as UMBFS may reasonably require to carry out the intent and purpose of this Novation and Amendment.

2.	Fund Representations. The Fund represents and warrants that, to the Fund’s knowledge, (i) no condition exists that would constitute a breach by RFS under the Agreement; (ii) no advance payment has been made to RFS under the Agreement; and (iii) no dispute exists between the Fund and RFS with respect to any matters relating to the Agreement.

3.	RFS Representations. RFS hereby agrees that the Platform Manager Fee described in Section 3 of the Agreement has been paid in full and no further Platform Manager Fees were owed by the Fund as of December 31, 2015. Furthermore, RFS has waived any right to assess any future Platform Manager Fees under the Agreement.

4.	Amendments. The following additional amendments are hereby made to the Agreement:

a. The text of section 2 of the Agreement is hereby deleted and replaced with “RESERVED”.

b. Section 3 is amended and restated as follows: “The consideration for the Platform Manager’s provision of services is included as part of the other service agreements between the Fund and the Platform Manager.”

c. Section 5(b) is amended and restated as follows: “The Platform Manager shall, if requested, report to the Board on a quarterly basis regarding the nature of the Platform Manager Services provided by the Platform Manager or other persons.”

5.	No UMBFS Liability for Prior Actions/Inactions of RFS. Notwithstanding anything to the contrary, UMBFS shall have no liability for any action or omission of RFS relating to or occurring at any time prior to the Effective Date. The Fund agrees to assert any claims it has or may have relating to any such actions or omissions of RFS solely against RFS.

6.	No RFS Liability for Future Actions/Inactions of UMBFS. Notwithstanding anything to the contrary, RFS shall have no liability for any action or omission of UMBFS relating to or occurring at any time from and after the Effective Date. The Fund agrees to assert any claims it has or may have relating to any such actions or omissions of UMBFS solely against UMBFS.

7.	Liability and Indemnification Provisions of Agreement. Notwithstanding this Novation and Amendment and the novation provided for herein, the Fund shall continue to be bound by, and RFS and its Indemnified Persons (as defined in the Agreement) shall continue to be covered by and benefit from, the provisions of Section 8 (Liability) and Section 9 (Indemnification) of the Agreement as of immediately before the novation hereunder, as to all periods prior to the Effective Date and as to all of its and their respective actions and inactions prior to the Effective Date, in accordance with the respective terms of such sections, which are hereby incorporated by reference.

8.	Miscellaneous.

a.    This Novation and Amendment supplements and amends the Agreement. The provisions set forth in this Novation and Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Novation and Amendment.

b.    Each reference to the Agreement in the Agreement (as it existed prior to this Novation and Amendment) and in every other agreement, contract or instrument to which any of the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Novation and Amendment. Except as provided in this Novation and Amendment, the provisions of the Agreement shall remain in full force and effect. No amendment or modification to this Novation and Amendment shall be valid unless made in writing and executed by all parties hereto.

c.    Paragraph headings in this Novation and Amendment are included for convenience only and are not to be used to construe or interpret this and Amendment.

d.     This Novation and Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

e.    If any term, covenant or condition of this Novation and Amendment is held to be invalid, illegal or unenforceable in any respect, all other terms, covenants and conditions of this Novation and Amendment shall remain legal, valid and enforceable and in full force and effect.

f.     Each person or entity signing below represents and warrants that he/she/it is duly authorized to execute this Novation and Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

UMB FUND SERVICES, INC.		REGISTERED FUND SOLUTIONS, LLC

By:	/s/ Anthony J. Fischer	By:	/s/ Victor Fontana
Name:	Tony Fischer	Name:	Victor Fontana
Title:	President	Title:	CEO & President

AETNA MULTI-STRATEGY 1099 FUND

By:	/s/ Mark D. Garber
Name:	Mark D. Garber
Title:	President and CFO

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